Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated April 28, 2023

Relating to Registration Statement No. 333-268966

OxfordPark
Income Fund, Inc.

Fund Fact Sheet | Q1 2023
Share Class I

Investment Strategy

Oxford Park Income Fund, Inc. (the "Fund") is a non-diversified, closed-end management investment company that operates as a tender offer fund. The Fund's primary investment objective is to maximize its portfolio's risk-adjusted return and generate high current income.

10.1% Current Distribution Rate
Paid Monthly[1]

The Fund intends to implement its investment objective by purchasing portions of equity and junior debt tranches of collateralized loan obligation ("CLO") vehicles. Structurally, CLO vehicles are entities formed to originate and/or acquire a portfolio of U.S. syndicated corporate loans. The Fund seeks to provide investors with the following benefits:

Historically higher yields
than more traditional fixed-income securities

Front-Ended Cash Flows
Produces generally high cash flows upon initial purchase

Diverse Collateral
CLOs are collateralized by senior secured loans across various industries and issuers

Moderate correlation to broader equity markets
helps to balance a portfolio

There can be no assurance that any investment strategy will achieve its objectives, generate profits or avoid losses

CLO Equity Total Return vs. Other Asset Classes[2,3]

January 2011 – January 2023


16%
12%
8%
4%
0%
16.5%
12.4%
3.4%
8.7%
9.20%
3.6%
Citigroup Average CLO Equity Tranche
S&P 500 Total Return Index
Barclays Bloomberg US Corporate Bond Index
FTSE Nareit Composite US REIT Index
Russell 2000 Index
Morningstar LSTA US Leveraged Loan 100 Total Return Index

Disclaimer: Past performance is not necessarily indicative of future results. See Return Methodology and Information in Disclaimers on the last page.

1. There is no assurance that the Fund will continue to declare distributions or that they will continue at these rates. The distribution has been estimated to be a return of capital. The ultimate tax character of the Fund's earnings cannot be determined until tax returns are prepared after the end of the fiscal year. The information provided is based on estimates available as of 4/20/2023. Shareholders should know that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

2. See Disclaimers for indices definitions

3. REIT Index Data, Bloomberg Data, Citigroup Data, analysis by Oxford Funds. Oxford Funds believes that an appropriate benchmark for the Fund does not exist. Returns for certain indices and for the Citigroup Average CLO Equity Tranche are shown for informational and comparative purposes only and not as benchmarks for the Fund's performance. Representative CLO equity data is from Citigroup Research. Citigroup calculated actual CUSIP-level CLO equity total returns, using month-end prices from Citi's trading desk, and took the average total returns after excluding the outliers (top and bottom 5% percentile).

OxfordPark

OxfordPark
Income Fund, Inc.

Fund Fact Sheet | Q1 2023
Share Class I

Oxford Funds | Company Overview & Awards[5]

Founded in 2002, Oxford Funds, LLC ("Oxford Funds") is a credit-focused investment firm managing U.S. CLO equity, U.S. CLO junior debt, and syndicated corporate loan investments within two publicly traded investment companies and two private funds. Oxford Funds is owned and operated by its senior management team[6].

2002	~$1.8bn	Over $6.9bn
Year Founded	**Gross Assets Under Management[7]** (As of 12/31/2022)	**CLO Investments Deployed** (11/2009 - 12/2022)

- **2022** Creditflux Manager Awards Finalist: Oxford Gate
- **2022** Creditflux Best Private Closed-End Fund: Oxford Bridge II
- **2022** Creditflux Best Public Closed-End Fund: Oxford Lane
- **2021** Creditflux Best Private Closed-End Fund: Oxford Bridge II
- **2020** Creditflux Manager Awards Finalist: Oxford Lane
- **2019** Creditflux Manager Awards Finalist: Oxford Bridge
- **2018** Creditflux Best Closed-End Fund: Oxford Bridge
- **2017** Creditflux Manager Awards Finalist: Oxford Bridge

Oxford Park | Summary of Principal Terms

FUND	OXFORD PARK INCOME FUND, INC. ("Oxford Park")
Structure	Closed-end management investment company
Investment Adviser	Oxford Park Management, LLC
Minimum Investment	$2,500
Subscriptions	Monthly
Distributions	Monthly distributions
Liquidity	Fund intends to offer to repurchase up to 5% of outstanding shares quarterly at NAV
Share Class Options[2]	Class A, Class C, Class I
Management Fee	2% of gross assets, payable quarterly
Incentive Fee	20% of the amount by which Pre-Incentive Fee Net Investment Income for the quarter exceeds a hurdle rate of 1.75% (which is 7.00% annualized), subject to a catch-up provision
Administration	Oxford Funds, LLC
Transfer Agent/Custodian	U.S. Bank, N.A.
Auditor	PricewaterhouseCoopers LLP
Tax Reporting	1099-DIV

Disclaimer:
Class A - Shares available to the general public are charged selling commissions and dealer manager fees (6.75% Sales Load). **Class C** - Shares available to accounts managed by certain registered investment advisers and broker-dealers that are managing wrap or other fee-based accounts are charged dealer manager fees but no selling commissions (0.75% Sales Load). **Class I** - Shares available for purchase (i) through certain fee-based programs, also known as wrap accounts, of investment dealers, (ii) through certain participating broker-dealers that have alternative fee arrangements with their clients, (iii) through certain registered investment advisers, (iv) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers, such as an endowment, foundation, or pension fund, or (v) to other institutional investors are charged no selling commissions or dealer manager fees.

The Fund is a tender offer fund designed for long-term investors. Unlike many closed-end investment companies, the Fund's shares are not listed on any securities exchange and are not publicly traded. There currently is no secondary market for the shares and the Advisor does not expect that a secondary market will develop. Limited liquidity is provided to shareholders only through the Fund's quarterly repurchase offers for up to 5% of the Fund's shares outstanding at net asset value and is subject to quarterly approval by the Board of Directors. The Board of Directors has complete discretion to determine whether the Fund will engage in any share repurchase, and if so, the terms of such repurchase. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer.

OxfordPark

Oxford Park Income Fund, Inc. Fund Fact Sheet | Q1 2023 Share Class I Oxford Park Disclaimers: 1. The Fund intends to make a distribution each month to its shareholders of the net investment income of the Fund after payment of Fund operating expenses . Distributions may vary, and yields may not be obtained in the future . Distributions are not guaranteed . All of a portion of the distributions may consist of a return of capital based on the character of the distributions received from the underlying holdings, primarily CLO equity . The final determination of the source and tax characteristics of all distributions will be made after the end of the year . Shareholders should know that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares . There is no assurance that the Fund will continue to declare distributions or that they will continue at these rates . 2. Citigroup Average CLO Equity Tranche is from Citigroup Research . Data prior to 2018 used the median CLO equity month - end price of a sample and the median CLO equity cash flow to calculate CLO equity total returns . From 2018 on, Citigroup calculated actual CUSIP - level CLO equity total returns, using month - end prices from Citi’s trading desk, and took the average total return after excluding the outliers (top and bottom 5 % percentile) . S&P 500 Total Return Index is the return of a basket of 500 large U . S . Corporations, including dividends, weighted by market capitalization . Barclays Bloomberg US Corporate Bond Index measures the investment grade, fixed - rate, taxable corporate bond market . It includes USD denominated securities publicly issued by US and non - US industrial, utility and financial issuers . FTSE Nareit Composite US REIT Index is a free - float adjusted, market capitalization - weighted index of US Equity and Mortgage REITs . Constituents of the Index include all tax - qualified REITs that also meet FTSE’s minimum size and liquidity criteria . Russell 3000 is a market index that measures the performance of the top 3 , 000 U . S . publicly traded companies as ranked by market capitalization . The index’s broad reach means that the Russell 3000 tracks approximately 98 % of all U . S . stocks . The Russell 2000 Index (subset of the Russell 3000 ) is comprised of the smallest 2000 companies in the Russell 3000 index, representing approximately 8 % of the Russell 300 total market capitalization . The Morningstar LSTA US Leveraged Loan 100 Total Return Index is designed to measure the performance of the 100 largest facilities in the US leveraged loan market . Index constituents are market - value weighted, subject to a single loan facility weight cap of 2% . 3. REIT Index Data, Bloomberg Data, Citigroup Data, analysis by Oxford Funds . Oxford Funds believes that an appropriate benchmark for the Fund does not exist . Returns for certain indices and for the Citigroup Average CLO Equity Tranche are shown for informational and comparative purposes only and not as benchmarks for the Fund’s performance . Representative CLO equity data is from Citigroup Research . Citigroup calculated actual CUSIP - level CLO equity total returns, using month - end prices from Citi’s trading desk, and took the average total returns after excluding the outliers (top and bottom 5 % percentile) . 4. Return Methodology and Information : Past performance is not necessarily indicative of future results . Returns are based on unadjusted fair values and payment dates, which includes accrued interest at each period - end . All returns presented are unaudited . Returns for periods greater than one year are annualized and are unannualized for periods of less than one year . Portfolio investments are stated at estimated fair value as determined by the adviser pursuant to policies and procedures established by the adviser . Fair value is defined in Account Standards Codification 820 (“ASC 820 ”), which states in part that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date . Substantially all securities are valued using subjective unobservable inputs and are categorized as level 3 securities for purposes of ASC 820 . There can be no assurance that the fund would receive the value assigned to each portfolio investment if the fund were to sell investments at a measurement date . 5. The Creditflux Manager Awards are understood to be based primarily on quantitative analysis and awards performance over the previous calendar year . The Creditflux Manager Awards are produced by Creditflux, a leading information source globally for CLOs, credit derivatives, structured credit, and distressed credit . Creditflux is an Acuris company and is not affiliated with Oxford Funds . Oxford Funds did not pay a fee to receive this award ; however, Oxford Funds has bought a table to some Creditflux Award dinners and bought the right to use the Creditflux logo in its advertisements . This award may not be representative of any one client’s or investor’s experience . Further, this recognition is not to be construed as indicative of any Fund’s future results . The Creditflux Manager Awards are generally presented in the first 4 or 5 months following the year for which the award is given . For the Best Public Closed - End CLO Fund award, for 2020 , there were 8 funds and 7 different managers in the category and for 2022 , 7 funds and 5 different managers . The Best Public Closed - End CLO Fund ranking takes into account sales loads paid to underwriters with respect to the fund’s at - the - market offerings . Past performance is not a guarantee of future results . 6. The senior management team is comprised of Jonathan Cohen, Chief Executive Officer ; Saul Rosenthal, President ; Bruce Rubin, Chief Financial Officer 7. Gross assets are the assets managed before deducting liabilities, also known as regulatory assets under management, and includes all assets managed by advisors affiliated with Oxford Funds . Additional Disclaimers: The information provided in this presentation (the “Presentation”) is for informational purposes only and is solely intended to describe the general business, investment objectives and investment strategy of Oxford Park Income Fund, Inc. (the “Fund”). The information herein is proprietary and may not be disclosed, reproduced, or otherwise disseminated to third parties in whole or in part without the express written consent of Oxford Funds, LLC, or its affiliates (collectively, “Oxford Funds”). This information has been developed internally and/or obtained from sources believed to be reliable; however, Oxford Funds makes no representation or warranty (expressed or implied), nor shall have any responsibility or liability, in respect of any information contained herein or for its accuracy, adequacy, timeliness or completeness and no representation is made or is to be implied that the information will remain unchanged. In fact, in many cases, information will change following the date of this Presentation. All information contained in this Presentation is qualified in its entirety by the Fund’s Registration Statement and prospectus included therein which contains information about the Fund’s investment objectives, terms and conditions of an investment in the Fund and also contain certain tax information, conflicts of interest and risk disclosures that will be important to any investment decision regarding the Fund. Neither the Securities and Exchange Commission, nor any State securities administrator, has passed on or endorsed the merits of any such offerings of these securities, nor is it intended that they will. The information in this document is not part of any official document and has not been supervised or authorized by the European Securities and Markets Authority or any other European Economic Area or other national or regional securities regulator. Oxford Funds does not provide tax, accounting, financial, regulatory, or legal advice, and all recipients are advised to consult with their tax, accounting, financial, legal, and/or other professional advisors. Statements included herein may constitute forward - looking statements, which relate to future events or our future performance or financial condition. These statements are not guarantees of future performance, condition, or results, and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward - looking statements as a result of a number of factors. Oxford Funds undertakes no duty to update any forward - looking statements made herein. In light of these and other uncertainties, the inclusion of a projection or forward - looking statement in this Presentation should not be regarded as a representation that the investment objectives herein will be achieved. Actual performance and results may vary substantially from the stated objectives. Risk Disclosures: Not FDIC Insured | No Bank Guarantee | May Lose Value Investing in the Fund involves risks, including the risk that you may receive little or no return on your investment, and that you may lose part or all of your investment . This is neither an offer to sell nor a solicitation to purchase any security . This Presentation does not purport to be complete or to contain all of the information you may desire . Information contained herein about an investment in the Fund is preliminary . Investors should carefully consider the investment objectives, risks, sales charges and expenses of the Fund . This and other important information about the Fund is contained in the prospectus, which can be obtained online by visiting the Fund’s website at www . oxfordparkincome . com . The SEC also maintains a website at http : //www . sec . gov that contains such information . The prospectus should be read carefully before investing . Past performance is not a guarantee of future results . The Fund is a closed - end tender offer fund, the shares have no history of public trading, nor is it intended that the shares will be listed on a public exchange at this time . No secondary market is expected to develop for the Fund’s shares . Limited liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5 % of the Fund’s shares outstanding at net asset value and is subject to quarterly approval by the Board of Directors . The Board of Directors has complete discretion to determine whether the Fund will engage in any share repurchase, and if so, the terms of such repurchase . There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer . Quarterly repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio securities . The sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV . The Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Fund and should be viewed as a long - term investment . The ability of the Fund to achieve its investment objective depends, in part, on the ability of Oxford Park Management, LLC (the “Adviser”) to allocate effectively the assets of the Fund among the various available investment opportunities . There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns . There is no guarantee that the Fund’s investment strategies will work under all market conditions . Historical information is not indicative of future results, and the historical information in this Presentation should not be viewed as an indicator of any future performance that may be achieved . Please note that the performance data relating to various indices included herein is for informational purposes only . You cannot invest directly in an index . Index performance does not represent actual fund or portfolio performance . Performance of a fund or portfolio may differ significantly from the performance of index holding the same securities . Index performance assumes reinvestment of dividends but does not reflect any management fees, transaction costs or other expenses that would be incurred by a fund or portfolio, or brokerage commissions on transactions in fund shares . Such fees, expenses, and commissions would likely reduce returns . Investors in the Fund should understand that the NAV of the Fund will fluctuate, which means the value of your shares at any point in time may be worth less than the value of your original investment, even after considering any reinvestment of dividends and distributions . An investment in shares represents an indirect investment in the securities owned by the Fund . The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably . The Fund is “non - diversified” under the Investment Company Act of 1940 and therefore may invest more than 5 % of its total assets in the securities of one or more issuers . As such, changes in the financial condition or market value of a single issuer may cause a greater fluctuation in the Fund’s NAV than in a “diversified” fund . The Fund is not intended to be a complete investment program . The Fund will focus on investments in equity and floating rate junior debt tranches issued by collateralized loan obligation (“CLO”) vehicles, and to a lesser extent warehouse facilities and corporate credits, each of which are exposed to interest rate risk . Substantial increases in interest rates may cause an increase in loan defaults and the value of the Fund’s assets may also be affected by other uncertainties such as economic developments affecting the market for senior secured term loans or uncertainties affecting borrowers generally . The interests of the CLO securities in which the Fund invests are subject to a high degree of special risks, including but not limited to : CLO structures are highly complicated and may be subject to disadvantageous tax treatment ; CLO vehicles are highly levered (with CLO equity securities typically being leveraged between nine and thirteen times) and are made up of below investment grade loans in which the Fund typically has a residual interest that is much riskier than the loans that make up the CLO vehicle ; the market price for CLO vehicles may fluctuate dramatically, which may make portfolio valuations unreliable and negatively impact the Fund’s NAV and the Fund’s ability to make distributions to its shareholders ; the possibility that distributions from collateral will not be adequate to make interest or other payments ; the quality of the collateral may decline in value or default ; the Fund’s investments in CLOs are subordinate to other classes or tranches thereof ; leverage increases the volatility of the Fund and magnifies the effect of defaults, or expected defaults, on the Fund’s investments and potential cash distributions ; and the complex structure of the CLO investment may not be fully understood at the time of investment and may produce disputes with the issuer, holders of senior tranches or other unexpected investment results . In addition, the nature of the Fund’s investment strategy also subjects it to various risks, including credit risk (the debtor may default), liquidity risk (the investment may not be able to be sold at an advantageous time or price) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments) . All potential investors should read the Risk Factors section of the prospectus for additional information related to the risks associated with an investment in the Fund . Securities offered through Coastal Equities, Inc . (Member FINRA / SIPC) . Oxford Park Income Fund, Inc . is not affiliated with Coastal Equities, Inc . This material is provided for informational purposes only and should not be considered as investment advice or a recommendation of any particular security, strategy or investment product or be relied upon for any other purpose . Certain information contained herein has been obtained from sources deemed to be reliable but has not been independently verified . This material represents views as of its date and is subject to change without notice of any kind . Investments in private offerings sponsored by Oxford Funds may only be made to accredited investors and qualified purchasers, which, for natural persons, are investors who meet certain minimum annual income or net worth thresholds . Private placements are speculative, illiquid, and involve a high degree of risk, including the loss of principal invested . Other risks may include but are not limited to : general market risks ; tax risks, risks relating to financing and interest rate fluctuations ; and risks relating to the lack of investor control . In addition, Oxford Funds can give no assurance that their sponsored programs will provide investors with any return on, or even a return of their investment .